EX-d.(11)

                                         JACKSON NATIONAL LIFE [GRAPHIC OMITTED]
                                          INSURANCE COMPANY(R)

                                            Home Office: Lansing, Michigan 48951
                                                                     WWW.JNL.COM



                        OVERLOAN PROTECTION BENEFIT RIDER

This Rider is made a part of the Policy to which it is attached and is effective on the Issue Date. To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy to which it is attached, the provisions of this Rider will control. The terms of the Policy also apply to this Rider except as they are changed by the terms of this Rider.

                                   DEFINITIONS

EXERCISE DATE. The date the Written Request to exercise the benefit is accepted and recorded at the Service Center, if the Exercise Qualifications are met.

MAXIMUM EXERCISE RATIO. The highest ratio of Indebtedness to the Accumulated Value or Policy Value, as applicable, allowed upon exercise of the Overloan Protection benefit. The Maximum Exercise Ratio is determined by the Company, but will never be less than [95]%.

                               GENERAL PROVISIONS

BENEFIT. Upon exercise, this Rider provides a guarantee that the Policy will not lapse due to Indebtedness in excess of the Accumulated Value/Policy Value less Surrender Charges or due to the Cash Surrender Value being insufficient to pay any Monthly Deduction.

CHARGE FOR THIS RIDER. There is no charge for this benefit.

EXERCISE QUALIFICATIONS. To exercise this benefit the following conditions must be met as of the Exercise Date:

1. The Insured must be an Attained Age of at least [75]  years.

2. The Policy has been in force for at least [15]  Policy Years.

3. Exercise of this Rider must not cause the Policy to violate the limits of the Guideline Premium and Cash Value Corridor Test under section 7702 of the Internal Revenue Code, as amended.

4. The Policy must not be a Modified Endowment Contract and exercise of this Rider must not cause the Policy to become a Modified Endowment Contract under section 7702A of the Internal Revenue Code, as amended.

5. The sum of all net partial surrenders (Total Partial Surrender Amounts, less any related Partial Surrender Fees and Surrender Charges deducted in connection with such partial surrenders) must equal or exceed the sum of all Premiums paid.

6. Indebtedness must exceed the current Specified Death Benefit (Target Death Benefit if the Policy has a Scheduled Term Insurance Rider).


EXERCISE OF THE BENEFIT. The Company will send a notice to the Owner when the Exercise Qualifications are first met and the ratio of Indebtedness to the Accumulated Value/Policy Value is equal to or greater than [95]%. The Owner may submit a Written Request to exercise the benefit any time after the notification is sent and before the Policy enters the grace period. If the Exercise Qualifications are met, the benefit will be exercised and the guarantee will be effective. The Policy will be subject to the Policy Changes Upon Exercise provision and the Policy Restrictions Upon Exercise provision as of the Exercise Date.

If the ratio of Indebtedness to the Accumulated Value/Policy Value is greater than the Maximum Exercise Ratio for the Insured's Attained Age as of the Exercise Date, the Owner will be billed for the loan repayment amount that will cause the ratio of Indebtedness to the Accumulated Value/Policy Value to equal the Maximum Exercise Ratio for the Insured's Attained Age as of the Exercise Date. The Owner will have 30 days from the Exercise Date to pay the billed loan repayment amount.

If the Owner does not pay the billed loan repayment amount, the guarantee will be void and the Policy may lapse. Any notice given pursuant to this Rider, and/or any attempt to exercise any right granted by this Rider, will not extend, modify, suspend, or in any way affect any grace period which would otherwise apply pursuant to the policy's grace period provision.

If the guarantee is void, the Policy is no longer subject to the Policy Restrictions Upon Exercise provision. However, policy changes made under the Policy Changes Upon Exercise provision will not be reversed and terminated riders will not be reinstated. The Owner may subsequently submit a Written Request to reinstate the guarantee along with a loan repayment that is sufficient to cause the ratio of Indebtedness to the Accumulated Value/Policy Value to be equal to or less than the Maximum Exercise Ratio for the Insured's Attained Age as of the date the request is accepted and recorded. The guarantee will be reinstated as of the date the request is accepted and recorded if the Exercise Qualifications are met and the ratio of Indebtedness to the Accumulated Value/Policy Value is equal to or less than the Maximum Exercise Ratio. The Policy will be subject to the Policy Changes Upon Exercise provision and the Policy Restrictions Upon Exercise provision as of the date of reinstatement of the guarantee.

POLICY CHANGES UPON EXERCISE. The following changes to the Policy, if applicable, will occur on the Exercise Date:

1. All other Riders and Benefits will terminate.

2. Any Separate Account Value is transferred to the Fixed Account.

3. The Death Benefit Option becomes Option A.

4. The Specified Death Benefit is set equal to the Accumulated Value/Policy Value multiplied by the Minimum Death Benefit Percentage, as shown in the Policy data pages, for the Attained Age of the Insured as of the Exercise Date.

Policy charges, interest credited, and/or loan interest charged may be adjusted to prevent Indebtedness from exceeding the Accumulated Value/Policy Value less Surrender Charges.

POLICY RESTRICTIONS UPON EXERCISE. The Policy will be subject to the following restrictions upon exercise:

1. No further Premium payments will be allowed.

2. No further partial withdrawals or loans will be allowed.

3. No changes to the Death Benefit Option will be allowed.

4. No changes to the Specified Death Benefit will be allowed.

5. Loan repayments may be allocated to the Fixed Account only.

6. No transfers to the Separate Account will be allowed.

7. No Riders or Benefits may be added or reinstated.

TAX CONSEQUENCES. There may be tax consequences associated with this Rider. As with all tax matters, a qualified tax advisor should be consulted.

TERMINATION DATE. This Rider will terminate the earlier of the following:

1. The date a Written Request is accepted and recorded at the Service Center to fully surrender the Policy for its Cash Surrender Value or the date the Policy is terminated for any other reason.
2. The date a Written Request is accepted and recorded at the Service Center to terminate this Rider.

                                         Signed for the
                                         Jackson National Life Insurance Company

                                         CLARK P. MANNING, JR.

                                         Clark P. Manning, Jr.

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